UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                              EXCO RESOURCES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.02 per share
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                         (Title of Class of Securities)

                                    269279204
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                                 (CUSIP Number)
                                                     with a copy to:
       Stephen Feinberg                              Robert G. Minion, Esq.
       450 Park Avenue                               Lowenstein Sandler PC
       28th Floor                                    65 Livingston Avenue
       New York, New York  10022                     Roseland, New Jersey  07068
       (212) 421-2600                                (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  269279204
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  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
             (a)              Not
             (b)           Applicable

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC

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  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):           Not Applicable

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  6)   Citizenship or Place of Organization:     United States

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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      1,122,323*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):        Not Applicable

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  13)  Percent of Class Represented by Amount in Row (11):      15.1%*

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  14)  Type of Reporting Person (See Instructions):     IA, IN

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* Pursuant to a Financing Commitment Letter, dated December 27, 2002 (the "Financing Letter"), Cerberus Capital Management, L.P., a Delaware limited partnership, on behalf of one or more funds or managed accounts to be designated by it (collectively, "CCM"), may provide financing for and otherwise make an equity investment in a proposed acquisition and going-private transaction of Exco Resources, Inc. (the "Company") which may be undertaken by ER Acquisition, Inc. ("ER Acquisition"). ER Acquisition is a newly formed Texas corporation owned and controlled by Douglas Miller, the Chairman of the Board and Chief Executive Officer of the Company, and T. W. Eubank, the President and Treasurer of, and a director of, the Company. As a result of the terms of the Financing Letter, CCM may be deemed to be the beneficial owner of the shares of common stock, par value $0.02 per share, of the Company that are held or may be acquired by Messrs. Miller and Eubank. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities beneficially owned by CCM. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Stephen Feinberg or any other person that he or it is the beneficial owner of any of the securities of the Company referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See below for further information.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.02 per share (the "Shares"), of Exco Resources, Inc., a Texas corporation (the "Company"). The principal executive offices of the Company are located at 6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as the investment manager of Cerberus Capital Management, L.P., a Delaware limited partnership, and for various other investment funds and/or managed accounts affiliated with Cerberus Capital Management, L.P. (collectively, "CCM"). CCM is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to a Financing Commitment Letter, dated December 27, 2002, by and among, among others, CCM and ER Acquisition, Inc. ("ER Acquisition") (the "Financing Letter"), CCM agreed, subject to substantial conditions precedent set forth in the Financing Letter, to provide financing for and otherwise make an equity investment in a proposed acquisition and going-private transaction of the Company which may be undertaken by ER Acquisition. ER Acquisition is a newly formed Texas corporation owned and controlled by Douglas Miller, the Chairman of the Board and Chief Executive Officer of the Company ("Miller"), and T.W. Eubank, the President and Treasurer of, and a director of, the Company ("Eubank"). As a result of the terms of the Financing Letter, CCM may be deemed to be the beneficial owner of the Shares that are held or may be acquired by Miller and Eubank.

          All funds which will be used by CCM to perform its obligations, if any, pursuant to the Financing Letter will come from the assets of CCM and/or its affiliates.

Item 4.   Purpose of Transaction.
          ----------------------

          CCM entered into the Financing Letter in order to provide the financing necessary for ER Acquisition to be able to consummate the proposed acquisition of all of the shares of capital stock of the Company in a going-private transaction (the "Acquisition") for a purchase price of approximately $18.00 per share for each share of the Company's issued and outstanding capital stock plus, with respect to the Company's outstanding shares of preferred stock, the amount of any unpaid dividends on such preferred stock. On December 27, 2002, ER Acquisition submitted a proposal with respect to the Acquisition to the Special Committee of the Board of Directors of the Company, which such proposal contemplates the acquisition of the Company pursuant to a merger upon the approval of the shareholders of the Company. The exact terms of the Acquisition have not been finalized, nor, to the knowledge of CCM, have the Company and ER Acquisition entered into any agreements with respect to the specific terms of the Acquisition at this time, but it is expected that, if consummated, the Acquisition would result in, among other things, (i) substantial changes to the ownership of the Company, (ii) substantial changes to the present board of directors and management of the Company, (iii) the delisting from trading on the NASDAQ National Market System (and/or any other exchange or inter-dealer quotation system on which the securities of the Company may be traded) of the shares of capital stock of the Company, (iv) the termination of registration of the securities of the Company pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and (v) substantial other material changes to the Company and its capitalization structure as a result of the foregoing.

          If the Acquisition is consummated pursuant to the terms of the Financing Letter, upon consummation of the Acquisition, CCM would own a substantial majority of the equity interests in and would control the Company (or its successor by merger pursuant to the Acquisition).

          Except as set forth in this Item 4, Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, as of December 27, 2002, there were 7,012,695 Shares issued and outstanding. Miller and Eubank have advised CCM that they own, in the aggregate, 721,514 Shares, and have the right to acquire, in the aggregate, 400,809 additional Shares. As a result of the terms of the Financing Letter and the transactions contemplated thereby, CCM may be deemed to own the Shares that Miller and Eubank currently own or may acquire. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities beneficially owned by CCM. Thus, as of December 27, 2002, for the purposes of Reg. 240.13d-3, Mr. Feinberg may be deemed to beneficially own the 1,122,323 Shares in the aggregate beneficially owned (pursuant to Reg.
240.13d-3) by Miller and Eubank, or 15.1% of the Shares deemed issued and outstanding as of that date.

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Stephen Feinberg or any other person that he or it is the beneficial owner of any of the securities of the Company referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

          During the sixty days prior to December 27, 2002, neither Mr. Feinberg nor any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, effected any transaction in Shares, or securities convertible into, exercisable for or exchangeable for Shares.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          The Financing Letter provides, among other things, that, subject to numerous conditions precedent set forth in the Financing Letter, (i) CCM and/or its affiliates shall provide up to a Fifty Million Dollar ($50,000,000) senior secured term loan facility to ER Acquisition to be used in connection with the Acquisition, (ii) CCM and/or its affiliates shall purchase up to One Hundred Thirty Six Million Five Hundred Thousand Dollars ($136,500,000) (subject to certain adjustments) worth of shares of ER Acquisition in connection with the Acquisition and (iii) CCM (and certain other parties) are to be granted certain rights and benefits regarding ER Acquisition and the post-Acquisition Company, including rights with respect to control of the board of directors of the post-Acquisition Company and rights with respect to proposed transfers of shares of the post-Acquisition Company, all as more particularly set forth and described in the Financing Letter attached as Exhibit 1 annexed hereto.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreement governing such matters, which is attached to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Financing Commitment Letter, dated December 27, 2002, by and among Cerberus Capital Management, L.P., ER Acquisition, Inc. and certain other parties identified therein.

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               January 3, 2003


                                               /s/ Stephen Feinberg
                                               ---------------------------------
                                               Stephen Feinberg, in his capacity
                                               as  the  investment  manager   of
                                               Cerberus Capital Management, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).

                        CERBERUS CAPITAL MANAGEMENT, L.P.
                           450 Park Avenue, 28th Floor
                            New York, New York 10022





                                                               December 27, 2002


ER Acquisition, Inc.
6500 Greenville Avenue
Suite 600, LB17
Dallas, Texas  75206
Attn:  Douglas Miller

                  Re:   Financing Commitment

Dear Mr. Miller:

          ER Acquisition, Inc. (the "Bidder") has advised Cerberus Capital Management, L.P. (on behalf of one or more funds or managed accounts to be designated by it) ("Cerberus"), that the Bidder and its affiliates propose to acquire all of the shares of capital stock of Exco Resources, Inc. (the "Company") in a going-private transaction (the "Acquisition") for a purchase price of $18.00 per share for each share of the Company's stock plus, with respect to the Company's outstanding shares of preferred stock, the amount of any unpaid dividends on such preferred stock, and that in connection therewith financing is required to (i) consummate the Acquisition and (ii) pay fees and expenses related to the Acquisition and the financing contemplated by this commitment letter. Cerberus is pleased to advise you that it hereby commits to
(i) arrange to provide to the Bidder a $50 million senior secured term loan facility (the "Term Loan") and (ii) purchase $136.5 million (subject to adjustment as described in the Term Sheets) of shares of Series A common stock (the "Equity Investment" and, together with the Term Loan, the "Financing
Facility"), substantially on the terms and conditions set forth in the respective term sheets attached hereto as Exhibit A and Exhibit B (the "Term Sheets"). Cerberus' commitment to provide the Equity Investment and to arrange for the Term Loan is subject in all respects to satisfaction of the terms and conditions contained in this commitment letter and in the Term Sheets.

          Bidder acknowledges that the Term Sheets are intended as outlines only and do not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in definitive legal documentation for the Financing Facility. The documentation for the Financing Facility will include, in addition to the provisions that are summarized in this commitment letter and the Term Sheets, provisions that, in the reasonable opinion of Cerberus, are customary or typical for this type of financing transaction and other provisions that Cerberus reasonably requires in the context of the proposed transaction, in each case to the extent not inconsistent with the terms hereof and of the Term Sheets.

Exco Resources, Inc.
December 27, 2002
Page 2



          Bidder (the "Reimbursing Party") agrees to pay or reimburse Cerberus for all reasonable costs, fees and expenses (including all reasonable fees and other client charges and expenses of Schulte Roth & Zabel LLP, counsel to Cerberus)("Expenses"), incurred by, or on behalf of, Cerberus in connection with the Financing Facility, the preparation, negotiation, execution and delivery of this proposal letter, the Term Sheets and any and all definitive investment and loan documents and the satisfaction of the conditions precedent to each of the Term Loan and the Equity Investment (i) upon funding of the Financing Facility,
(ii) upon the consummation of the Acquisition (whether or not the Financing Facility is drawn) or (iii) upon Bidder becoming entitled to a "break-up", "expense reimbursement" or similar fee or payment (a "Break-Up Fee") in respect of the termination of the proposed Acquisition; provided that if, prior to the execution of a definitive merger or other agreement pursuant to which the Acquisition is to be consummated (the "Acquisition Documentation"), Cerberus declines to make the Equity Investment and arrange the Term Loan as a result of
(x) Bidder's and/or the Company's failure to satisfy the due diligence condition contained in this commitment letter, (y) a Material Adverse Condition (as defined below) or (z) a Financial Markets Disruption (any of such events described in (x), (y) and (z), a "Specified Financing Condition"), then the Reimbursing Party shall not be required to pay or reimburse Cerberus for Expenses. Cerberus will provide to Bidder a monthly estimate of Expenses as promptly as practicable following the month in which such Expenses are incurred. The obligations of the Reimbursing Party under this paragraph and the following paragraph shall remain effective whether or not definitive documentation is executed and notwithstanding any termination of this commitment letter, except as provided herein.

          Bidder shall notify Cerberus in writing on or prior to January 17, 2003 if it will exercise its right to use Cerberus' commitment to arrange the Term Loan. If Bidder exercises its right to use such commitment or does not so notify Cerberus of its determination not to exercise its right to use such commitment, Cerberus shall have earned on such date a non-refundable commitment fee of $750,000 in connection with the commitment to arrange the Term Loan (the "Commitment Fee"), which Commitment Fee shall be payable to Cerberus upon the earlier of (i) funding of the Term Loan, (ii) the date on which the Bidder or any of its officers, directors or affiliates (the "Bidder Representatives") enters into an agreement, arrangement or understanding (including without limitation a letter of intent or commitment letter)(any such agreement, arrangement or understanding, an "Acceptance") with respect to any transaction relating to the Company or any of its subsidiaries as a replacement for or instead of the Financing Facility (a "Competing Financing") if such agreement, arrangement or understanding is entered into within one year of the termination of this commitment letter (except to the extent such agreement, arrangement or understanding was entered into prior to the execution of Acquisition Documentation and after Cerberus declined to arrange the Term Loan as a result of a Specified Financing Condition), (iii) the closing date of the Acquisition (regardless of whether the Term Loan is used to consummate such Acquisition unless Cerberus declined to arrange for the Term Loan as a result of a Specified Financing Condition) or (iv) receipt of a Break-Up Fee.

Exco Resources, Inc.
December 27, 2002
Page 3



          Bidder shall pay to Cerberus a non-refundable standby equity fee of 1% of an amount equal to (x) $136.5 million minus (y) the product of (i) $1.50 and
(ii) the number of shares of Series A common stock of MergerCo (as defined in Exhibit B) to be purchased by Cerberus in connection with the commitment to make the Equity Investment (the "Equity Fee"), such fees shall be earned in full on the date the Bidder countersigns this commitment letter and shall be payable upon the earlier of (A) the funding of the Equity Investment, (B) the closing date of the Acquisition (regardless of whether the Equity Investment is used to consummate the Acquisition unless, prior to the execution of the Acquisition Documentation, Cerberus declines to make the Equity Investment as a result of a Specified Financing Condition), (C) the date on which the Bidder or any of the Bidder Representatives enters into an Acceptance with respect to a Competing Financing (except to the extent such agreement, arrangement or understanding was entered into after Cerberus declined to make the Equity Investment as a result of a Specified Financing Condition), and (D) receipt of a Break-Up Fee.

          In the event that the Acquisition is not consummated and the Bidder receives a Break-Up Fee in respect of the termination of such purchase, such Break-Up Fee (i) shall be used to pay or reimburse the Commitment Fee, the Equity Fee and all other fees and expenses incurred by or on behalf of, first, Cerberus, to the extent not fully reimbursed pursuant to the previous paragraphs and second, the Bidder, each in connection with the Acquisition and the Financing Facility, including without limitation all legal and accounting fees and expenses and travel, related expenses (including any reimbursement of such expenses previously made to Cerberus by Bidder pursuant to this commitment letter), and then (ii) shall be paid 20% to the Bidder on the one hand and 80% to Cerberus (and, on a pro rata basis, such other persons who commit to make the Equity Investment prior to the execution of the Acquisition Documentation) on the other hand.

          If (i) Cerberus has not declined to make the Equity Investment and arrange the Term Loan as a result of a Specified Financing Condition, (ii) the Acquisition is not consummated, (iii) Cerberus is not otherwise entitled to receive reimbursement of its Expenses pursuant to the other provisions of this commitment letter and (iv) prior to the first anniversary of the date of this Commitment Letter the Company is sold to a party not affiliated with Bidder for a price per share in excess of $18.00 (a "Superior Proposal"), then Bidder, Douglas Miller and Ted Eubank shall, jointly and severally, reimburse Cerberus for its Expenses; provided, however, that such reimbursement obligation shall be limited in amount to no greater than one-half (1/2) of the product of (x) such number of shares beneficially owned (including through the exercise of options whether or not currently vested) by such parties in the aggregate on the date hereof and (y) the excess of the price per share of common stock paid by such third party bidder over $18.00. If the Bidder and its affiliates do not pursue, in good faith, the Acquisition (other than in the event of a Superior Proposal), Bidder, Douglas Miller and Ted Eubank shall, jointly and severally, reimburse Cerberus in full for all Expenses incurred by, or on behalf of, Cerberus in connection with the Financing Facility, the preparation, negotiation, execution and delivery of this proposal letter, the Term Sheets and any and all definitive

Exco Resources, Inc.
December 27, 2002
Page 4



investment and loan documents and the satisfaction of the conditions precedent to each of the Term Loan and the Equity Investment. The obligations of Bidder, Douglas Miller and Ted Eubank set forth in this paragraph shall automatically terminate upon the execution of the Acquisition Documentation by Bidder.

          By its execution hereof and their acceptance of the commitment contained herein, the Bidder agrees to indemnify and hold harmless Cerberus and each of its assignees, its affiliates and its directors, officers, employees and agents (each an "Indemnified Party") from and against any and all losses, claims, damages, liabilities or other expenses (which for purpose of these indemnification provisions does not include the Commitment Fee or Equity Fee) to which such Indemnified Party may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from, the Acquisition, this letter or the extension or arrangement, as applicable, of the Financing Facility contemplated by this letter, or in any way arise from any use or intended use of this letter or the proceeds of the Financing Facility contemplated by this letter, and the Bidder agrees to reimburse each Indemnified Party for any legal or other expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such Indemnified Party is a party to any action or proceeding out of which indemnified expenses arise), but excluding from all of the foregoing all expenses, losses, claims, damages and liabilities which have resulted from the gross negligence or willful misconduct of any Indemnified Party. In the event of any litigation or dispute involving the Acquisition, this commitment letter or the Financing Facility, Cerberus shall not be responsible or liable to the Bidder or Douglas Miller or Ted Eubank for any special, indirect, consequential, incidental or punitive damages. The obligations of the Bidder under this paragraph shall remain effective whether or not definitive documentation is executed and notwithstanding any termination of this commitment letter.

          Cerberus' commitment to provide or arrange, as applicable, the Financing Facility is subject to (i) the negotiation, execution and delivery of definitive loan and investment documentation in form and substance satisfactory to Cerberus, the Bidder and their respective counsel, (ii) the execution and delivery of definitive documentation to consummate the Acquisition on terms and in form and substance satisfactory to Cerberus, (iii) the reasonable satisfaction of Cerberus that since September 30, 2002 there has not occurred or become known to Cerberus any material adverse change with respect to the operations, properties, assets, liabilities or prospects of the Company and its subsidiaries (a "Material Adverse Change"), (iv) the absence of any material disruption or general adverse developments in the financial markets or in the valuation of securities of companies in the Company's industry which makes it inadvisable to proceed with the Financing Facility, or either component thereof, as determined by Cerberus in its sole discretion (a "Financial Markets Disruption") and (v) such other conditions as are set forth in the Term Sheets. If at any time Cerberus shall determine (in its reasonable discretion) that either (A) the Bidder (or the Company if applicable) will be unable to fulfill any condition set forth in this commitment letter or in the Term Sheets or (B) any Material Adverse Change or Financial Markets Disruption has occurred,

Exco Resources, Inc.
December 27, 2002
Page 5



Cerberus may terminate its commitment hereunder by giving notice thereof to the Bidder. In addition, Cerberus has performed only a preliminary due diligence investigation of the Acquisition, the Bidder, the Company and its subsidiaries and their respective assets and businesses. Bidder acknowledges, however, that Cerberus has not yet had the opportunity to complete its business due diligence analysis and review or its legal due diligence analysis and review. Cerberus' commitment to make the Equity Investment and arrange the Term Loan is subject to its satisfaction with such analyses and reviews and its continuing satisfaction with the results thereof. Furthermore, if Cerberus discovers information not previously known to it which it believes is materially negative information with respect to the business, condition (financial or otherwise), operations, performance, properties, assets, liabilities or prospects of the Bidder, the Company, its subsidiaries or their respective assets, Cerberus may, in its sole discretion, suggest alternative structures that assure adequate protection for it or decline to make the Equity Investment or arrange the Term Loan.

          The Bidder represents and warrants that all written information and other materials concerning the Bidder, the Company and the Acquisition (collectively, the "Information") which has been, or is hereafter, made available by, or on behalf of the Bidder or the Company is, or when delivered will be, when considered as a whole with all other Information, complete and correct in all material respects and does not, or will not when delivered, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statement has been made.

          Douglas Miller and Ted Eubank hereby covenant and agree that the Acquisition (or any alternative proposal by them with respect to the acquisition of the Company) and the financing thereof shall be conducted solely through the Bidder and not through any other entity or other third party.

          This commitment letter is delivered to the Bidder upon the condition that, prior to its acceptance of this offer, neither the existence of this commitment letter or the Term Sheets, nor any of their contents, shall be disclosed by the Bidder, except as may be compelled to be disclosed in a judicial or administrative proceeding, as otherwise required by law or, on a confidential and "need to know" basis solely to the directors, officers, employees, advisors and agents of the Bidder. In addition, the Bidder agrees that it will (i) consult with Cerberus prior to the making of any filing in which reference is made to Cerberus or the commitment contained herein, and (ii) obtain the prior approval of Cerberus before releasing any public announcement in which reference is made to Cerberus or to the commitment contained herein.

          The Bidder acknowledges that Cerberus and its respective affiliates may now or hereafter provide financing or obtain other interests in other companies in respect of which the Company or its affiliates may be business competitors, and that Cerberus and its affiliates will have no obligation to provide to the Bidder, the Company or any of its affiliates any confidential information obtained from such other companies. Cerberus and its affiliates, assignees, directors, officers, partners, employees and agents shall maintain as

Exco Resources, Inc.
December 27, 2002
Page 6



confidential and shall not use any nonpublic information furnished to any of them by or on behalf of the Bidder, except as necessary to consummate the transactions contemplated hereby; provided that such information may be disclosed as compelled to be disclosed in a judicial or administrative proceeding, as otherwise required by law or, on a confidential and "need to know" basis, solely to the directors, officers, employees, advisors and agents of Cerberus.

          The offer made by Cerberus in this commitment letter shall expire, unless otherwise agreed by Cerberus in writing, effective as of 9:00 p.m. (New York City time) on December 27, 2002, unless prior thereto Cerberus has received a copy of this commitment letter, signed by the Bidder accepting the terms and conditions of this commitment letter and the Term Sheets. The commitment by Cerberus to provide or arrange, as applicable, the Financing Facility shall expire at 5:00 p.m. (New York City time) on January 31, 2003, unless prior thereto, definitive documentation shall have been agreed to in writing by all parties (it being understood that the Bidder's obligation to pay all amounts in respect of indemnification, the Commitment Fee and the Equity Fee and Expenses shall survive termination of this commitment letter, except as otherwise provided herein).

          Should the terms and conditions of the offer contained herein meet with your approval, please indicate your acceptance by signing and returning a copy of this letter to Cerberus. Upon your acceptance of the terms and conditions of this offer, Cerberus agrees to work diligently and in good faith with the Company to consummate the transactions contemplated hereby by June 30, 2003, but Closing by such date will depend upon timely satisfaction of the conditions to closing described herein and in the Term Sheets.

Exco Resources, Inc.
December 27, 2002
Page 7



          This commitment letter, including the attached Term Sheets (i) supersedes all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect thereto, (ii) shall be governed by the law of the State of New York,
(iii) shall be binding upon the parties and their respective successors and assigns, (iv) may not be relied upon or enforced by any other person or entity, and (v) may be signed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. If this commitment letter becomes the subject of a dispute, each of the parties hereto hereby waives trial by jury. This commitment letter may be amended, modified or waived only in a writing signed by the parties hereto.



                                               Very truly yours,
                                               CERBERUS CAPITAL MANAGEMENT, L.P.



                                               By:
                                                  ------------------------------
                                                  Name:   Lenard Tessler
                                                  Title:  Managing Director

Agreed and accepted on this
27th day of December, 2002

ER ACQUISITION, INC.



-------------------------------
Name:   Douglas H. Miller
Title:  Chief Executive Officer

For purposes of the 7th and 11th paragraph and the last paragraph of this letter only:




------------------------------------
Douglas H. Miller



------------------------------------
Ted W. Eubank









9345444.12

                                    EXHIBIT A

                     Term Sheet for Senior Secured Term Loan


          This Term Sheet is part of the Commitment Letter dated December 27, 2002 (the "Commitment Letter"), addressed to ER Acquisition, Inc. by Cerberus Capital Management, L.P. ("Cerberus") and is subject to the terms and conditions of the Commitment Letter. Capitalized terms used herein shall have the meanings set forth in the Commitment Letter unless otherwise defined herein.


BORROWER:           ER Acquisition, Inc., a newly formed corporation ("MergerCo"
                    or "Bidder") and Exco, as its successor ("Borrower").

GUARANTORS:         All present and future subsidiaries of the Borrower.

LENDER:             Abelco Finance LLC (the "Lender").

AMOUNT :            $50 million senior secured term loan (the "Term Loan").

RANKING: The obligations of Borrower and its subsidiaries under the Term Loan will be senior subordinated obligations, subordinated only to the obligations of Borrower and its subsidiaries under the Senior Secured Loans in the principal amount not to exceed $165 million (or such additional amount to be used for acquisitions or capital expenditures approved by Lender and Cerberus) at any one time outstanding (the Senior Secured Loan Facility together with the Subordinated Loan, the "Senior Facilities") on terms satisfactory to the Lender and senior, with certain exceptions to be negotiated, to all existing and future debt of Borrower and its subsidiaries.

FINAL MATURITY:     Two years from the closing date.

AMORTIZATION:       None.

OPTIONAL            Subject to  the terms of  the Senior Secured  Loan Facility,
PREPAYMENT:         the  Borrower may  prepay, in full or in part, the Term Loan
                    without  penalty;  provided,   however,  that  each  partial
                    prepayment shall be in an amount of $500,000 or an integral multiple of $500,000 in excess thereof.

MANDATORY           Subject to  the terms of  the Senior Secured  Loan Facility,
PREPAYMENT:         substantially  on the same terms as set forth in  the Senior
                    Secured Loan Facility.



9346080.6                                A-1

INTEREST:           Prime  rate, as  published by  Citibank N.A.  or such  other financial institution to which Cerberus and Bidder may agree, plus 4% per annum, payable in cash monthly in arrears; provided that the interest rate shall not be less than 8% per annum.

COLLATERAL          The  Term  Loan,  all   interest   thereon   and  all  other
AND PRIORITY:       obligations  in  respect  thereof  will  be  secured   by  a
                    perfected,  second priority security interest in, and second priority  lien on,  all now  owned  and  hereafter  acquired property and assets of the Borrower (and its  subsidiaries), real  and  personal,  tangible  and  intangible  (including, without limitation,  all receivables,  general  intangibles, contract rights,  deposit  accounts,  inventory,  machinery, equipment,  motor  vehicles,  real  estate and  intellectual
                    property),   and  the  stock  of  the  subsidiaries  of  the
                    Borrower. Except for customary liens to be agreed upon, no other liens on any such property shall be permitted.

CONDITIONS          The  several obligations  of the Lender to  provide the Term
PRECEDENT:          Loan will be  subject  to  customary  conditions  precedent, which shall include, without limitation:

                    (a) The Borrower and the Lender shall have executed and delivered a Loan Agreement in form and substance satisfactory to the Lender, and the conditions precedent contained therein shall have been satisfied in a manner satisfactory to the Lender.

                    (b)   The  Lender  shall  have  received  such  other  legal
                          documentation, in form and substance reasonably satisfactory to the Lender, as the Lender may reasonably require.

                    (c) MergerCo shall have consummated, contemporaneous with the funding, the Acquisition pursuant to agreements and documents which shall be in form and substance satisfactory to the Lender. All conditions precedent to the obligations of MergerCo to the consummation of the Acquisition shall have been satisfied (or, with the prior written consent of the Lender, waived) in the reasonable judgment of the Lender.

                    (d) There shall have been no Material Adverse Change or Financial Markets Disruption.

                    (e) There shall exist no claim, action, suit, investigation, litigation or proceeding, pending or threatened in any court or before any arbitrator or governmental instrumentality (other than shareholder litigation pending as of December 18, 2002 relating to the Acquisition) which relates to the Acquisition or the Financing Facility or which, in the opinion of the Lender, has any reasonable likelihood of having a


9346080.6                                A-2
                          material adverse effect on the condition (financial or otherwise), operations, performance, properties, assets, liabilities, business or prospects of the Borrower.

                    (f) Concurrently with the closing of the Term Loan, the Lender shall have received copies of the loan agreement, promissory note and other agreements and documents securing, evidencing or otherwise relating to the Senior Secured Loans (the "Senior Secured Loan Documents"), which shall be in form and substance satisfactory to the Lender. In addition, the Senior Secured Lender, as agent for the lenders under the Senior Secured Loan Facility, shall enter into an intercreditor agreement in form and substance satisfactory to the Lender, with respect to the collateral.

                    (g) Evidence satisfactory to the Lender of (i) the perfection of the Lender's security interest in and lien on all of the collateral described herein (including, without limitation, through the filing of UCC financing statements, the recordation of Mortgages, the execution and delivery of control agreements and the notation on all relevant certificates of title), and (ii) the absence of any other liens on the collateral described herein, other than such liens approved by the Lender in their sole discretion and the lien of the lenders under the Senior Secured Loan Facility.

                    (h) The Borrower shall have obtained all required licenses, waivers, consents and approvals, governmental and otherwise, in connection with the Financing Facility, the Acquisition and the operation of the Borrower's business, and such licenses, waivers, consents and approvals shall be in full force and effect.

                    (i) Insurance satisfactory to the Lender and customary for the Borrower's industry, such insurance with respect to the collateral to name the Lender as loss payees.

                    (j)   The Lender shall have received   satisfactory opinions
                          from outside counsel to Borrower as to such matters as the Lender may request.

                    (k) The Lender shall have received a mortgage, deed of trust or other appropriate document, in form and substance satisfactory to the Lender, encumbering real property owned or leased by the Borrower and its subsidiaries and designated by the Lender (each a "Mortgage"), duly executed by Borrower or its subsidiary and in suitable form for recording in the appropriate office and creating an enforceable second priority lien.

                    (l) The Lender shall have received and reviewed land records and/or title searches of Borrower's and its


9346080.6                                A-3
                          subsidiaries' oil and gas properties, the results of which shall be satisfactory to Lender and shall have received evidence reasonably satisfactory to it of the status of the title to such oil and gas properties which, to the extent available, may include title insurance and/or title opinions.

                    (m) The Lender shall have received copies of all third party waivers, consents and similar agreements necessary for the validity and effectiveness of the Mortgages (including all necessary landlord waivers and consents).

                    (n) Borrower shall have received the proceeds of the $150 million Equity Investment in accordance with the terms set forth on Exhibit B, and the Lender shall have received copies of the agreements and documents evidencing or otherwise relating to the Equity
                          Investment, and which shall be certified by an authorized officer of MergerCo.

                    (o) Lender shall have received environmental reports, the scope and results of which are satisfactory to the Lender in its reasonable discretion.

                    (p) After giving effect to the payment of the purchase price for the Acquisition and all expenses of the Borrower in connection therewith, the Financing Facility and the Senior Secured Loans, there shall be not less than $15,000,000 of availability under the Senior Secured Loan Facility.

                    (q) The Lender shall have received such other agreements, instruments and other documents as they may determine are customary for the transactions contemplated by this Term Sheet, in each case in form and substance satisfactory to the Lender.

                    (r) Such other conditions as may be required by any Lender in its reasonable discretion and which are customary in transactions of this nature.

REPRESENTATIONS Those customarily found in credit agreements for similar AND WARRANTIES: financings and others appropriate in the judgment of the
                    Lender for the transaction contemplated hereby, equivalent, to the extent determined to be appropriate by the Lender, to those set forth in the Senior Secured Loan Facility.

COVENANTS:          Those  negative,   affirmative   and   financial   covenants
                    (applicable  to Borrower and its  subsidiaries)  customarily found  in  agreements  for  similar  financings  and  others
                    appropriate   in  the   judgment   of  the  Lender  for  the
                    transaction contemplated hereby, equivalent, to the extent determined to be appropriate by the Lender, to those set forth in the Senior Secured Loan Facility.



9346080.6                                A-4

EVENTS              Those customarily found in agreements for similar financings
OF DEFAULT:         and others  appropriate  in  the judgment of the  Lender for the transactions contemplated hereby, equivalent, to the extent determined to be appropriate by the Lender, to those set forth in the Senior Secured Loan Facility.

EXPENSES:           Subject to the provisions  of  the  Commitment  Letter,  the
                    Borrower  shall pay all  reasonable  out-of-pocket  expenses incurred by the Lender  (including  the fees and expenses of
                    counsel)  in  connection   with  the  execution,   delivery,
                    administration and enforcement of the loan documentation.

COUNSEL TO THE      Schulte Roth & Zabel LLP
LENDER:

GOVERNING LAW:      New York.

ASSIGNMENT AND      Lender may assign,  or grant participation contracts in, any
PARTICIPATION:      and all of its rights and obligations without the consent of the Borrower.

FEES:               In  addition  to  the   Commitment  Fee   described  in  the
                    Commitment Letter, (i) a Closing Fee of 0.5% of the principal amount of the Term Loan will be earned in full and payable at the closing date and (ii) an Annual Renewal Fee of 1.0% of the principal amount of the Term Loan then outstanding will be earned and payable on the first anniversary of the closing date.



9346080.6                                A-5

                                    EXHIBIT B


                           Term Sheet for Common Stock


          This Term Sheet is part of the Commitment Letter dated December 27, 2002 (the "Commitment Letter"), addressed to ER Acquisition, Inc. by Cerberus Capital Management L.P. ("Cerberus"), and is subject to the terms and conditions of the Commitment Letter. Capitalized terms used herein shall have the meanings set forth in the Commitment Letter unless otherwise defined herein.


ISSUER:             ER   Acquisition,   Inc.   ("MergerCo"),   a   newly  formed
                    corporation.

PURCHASERS:         Funds and  managed  accounts to be  designated  by  Cerberus
                    (the "Purchasers").

SECURITIES:         (i) $150 million of  Series A Common Stock  ("Series A")  at a  purchase  price of $1.50 per share,  of which  91,000,000 shares will be purchased  by the  Purchasers  and  9,000,000 shares  will be  purchased  by  Management,  and which  will
                    receive  the  first  $150  million  in  net  sale   proceeds
                    available to the Common Stock in connection with a merger, sale of substantially all of the assets of the Bidder or other sale transaction ("Net Sale Proceeds") and then will share in the balance of the proceeds with Series B Common
                    Stock  ("Series B" and,  together with Series A, the "Common
                    Stock") and (ii) 11,111,111 shares of Series B, which does not participate in Net Sale Proceeds up to $150 million, thereafter participates with Series A.* The number of shares of Series A to be purchased by the Purchasers will be reduced on a dollar-for-dollar basis based on the amount of Series A to be purchased by Management in excess of $13.5 million (such amount to be purchased by Management not to exceed $74.9 million).

ACQUISITION:        The Acquisition will be structured as a  merger, pursuant to which MergerCo would merge with and into the Company, the capital stock of MergerCo will convert into shares of the Company and the existing capital stock of the Company will be cancelled in exchange for the right to receive the Acquisition consideration.

PRO FORMA           Upon consummation of the Acquisition, the Equity Investment,
CAPITALIZATION:     the   Term  Loan  and  the   Senior   Secured   Loans,   the
                    capitalization of the Company will be as follows:


--------
* Such terms to be set forth in a Stockholders Agreement by and among Cerberus and the Management or, at the option of Cerberus, in an Operating Agreement of a new entity ("Newco LLC"). In the event Cerberus elects to form Newco LLC, the Common Stock will be Membership Interests in Newco LLC and Newco LLC will own 100% of the capital stock of Bidder (Exco).


9345555.12                               B-1

                    Debt
                          Senior Secured Loans                          $148.0**
                          Term Loan                                    $  50.0
                                                                       -------
                             Total Debt                                 $198.0

                    Equity
                          Series A Common Stock   100,000,000 shares    $150.0
                          Series B Common Stock    11,111,111 shares    $ 0.11
                             Total Equity                              $150.11
                                                                       -------
                             Total Capitalization                      $348.11
                                                                       =======


                    Equity Breakdown
                                                        Number of   % of Total
                          Series          Holder         Shares     Voting Power
                          ------          ------      ------------  ------------
                    Series A Common       Cerberus     91,000,000      81.9%
                    Stock                 Management    9,000,000       8.1%
                    Series B Common       Management   11,111,111      10.0%
                    Stock                              ==========     ======
                                                      111,111,111       100%


DRAG  ALONG AND     The Purchasers shall be entitled to drag-along rights in the
OTHER RIGHTS:       event of any sale to an unaffiliated third party by  them of a majority of their shares of Common Stock and a Right of First Refusal and Co-Sale in the event of any sale by Bidder
                    (or its stockholders) of any shares of any series of Exco common stock.*

BOARD OF            The Board of Directors will initially consist of (i) the CEO
DIRECTORS:          and (iii) 2 directors appointed by the Purchasers.  Exco may also establish an advisory board consisting of 4 members that are industry experts, to be selected by management in consultation with the Purchasers.

COMPENSATION:       The initial compensation of Management will be  agreed to by
                    Cerberus  and  Bidder   prior  to  signing  the   Definitive
                    Documentation. Salaries of management will be increased by an aggregate amount of no less than $2 million per year thereafter, such increases to be allocated in a manner to be agreed between Cerberus and Bidder.

                    In addition, MergerCo will make loans to management in an aggregate of $6 million which must be used to purchase shares of Series A. Such Series A will be subject to vesting over a three year period, with 1/3 of such Series A vesting on each anniversary of the closing; provided, however, upon a change of control or sale of substantially all of the


--------
**         Represents the portion of the Senior Secured Loan Facility that  will be funded on the closing date of the Acquisition.


9345555.12                               B-2
                    assets of MergerCo, all such shares shall vest. The $6 million shall be repaid over 4 years in 4 equal annual installments. If any member of management receiving such loans resigns from or is terminated by Bidder or Exco without cause, the remaining unpaid portion of the loans to such member will become immediately due and payable.

OTHER               The several obligations  of the Purchasers to  purchase  the
CONDITIONS:         Common  Stock   will  be  subject  to  customary  conditions
                    precedent,  which  shall  include  without  limitation:

                    (a) MergerCo and the Purchasers shall have executed and delivered a Securities Purchase Agreement in form and substance satisfactory to the Purchasers, and the conditions precedent contained therein shall have been satisfied in a manner satisfactory to the Purchasers.

                    (b) Exco and the Bidder shall have executed and delivered agreements and documents effectuating and otherwise relating to the Acquisition which shall be on terms, and in form and substance, satisfactory to the Purchasers, and the Purchasers shall have received copies thereof.

                    (c) The Purchasers shall have received such other legal documentation, in form and substance reasonably satisfactory to the Purchasers, as the Purchasers may reasonably require.

                    (d) There shall have been no Material Adverse Change or Financial Markets Disruption.

                    (e) There shall exist no claim, action, suit, investigation, litigation or proceeding, pending or threatened in any court or before any arbitrator or governmental instrumentality (other than shareholder litigation pending as of December 18, 2002 relating solely to the Acquisition) which relates to the Acquisition or the Financing Facility or which, in the opinion of the Purchasers, has any reasonable likelihood of having a material adverse effect on the condition (financial or otherwise), operations, performance, properties, assets, liabilities, business or prospects of Exco and its subsidiaries.

                    (f) Concurrently with the closing of the sale of the Common Stock, the Purchasers shall have received copies of the loan agreement, promissory note and other agreements and documents securing, evidencing or otherwise relating to the Senior Secured Loans
                          (the "Senior  Secured Loan  Documents"),  which  shall
                          be in form  and  substance satisfactory   to  the
                          Purchasers.

                    (g)   Exco and  its  subsidiaries  shall have  obtained  all
                          required  licenses,   waivers, consents and approvals,


9345555.12                               B-3
                          governmental and otherwise, in connection with the Financing Facility and the operation of Exco's business, and such licenses, waivers, consents and approvals shall be in full force and effect.

                    (h)   The  Purchasers   shall  have  received   satisfactory
                          opinions from outside counsel to Exco and the Bidder as to such matters as the Purchasers may request.

                    (i) The Purchasers shall be satisfied with the insurance policies in effect with respect to Exco and its subsidiaries.

                    (j) MergerCo shall have received the proceeds of the $50 million Term Loan or replacement financing in accordance with the terms set forth on Exhibit A, and the Purchasers shall have received copies of the agreements and documents evidencing or otherwise relating to the Term Loan or such replacement financing, and which shall be certified by an authorized officer of MergerCo.

                    (k)   Purchasers shall have received  environmental reports,
                          the  scope  and   results  of   which  are  reasonably
                          satisfactory to the Purchasers.

                    (l) At closing, after giving effect to the payment of the purchase price for the Acquisition and all expenses of Exco and its subsidiaries in connection therewith, the Financing Facility and the Senior Secured Loans, there shall be not less than $15 million of availability under the Senior Secured Loan Facility.

                    (m) Management shall have invested not less than $13.5 million in the Series A in the aggregate.

                    (n) The Purchasers shall have received such other agreements, instruments and other documents as they may determine are customary for the transactions contemplated by this Term Sheet, in each case in form and substance satisfactory to the Purchasers.

                    (o)   Such other  conditions  as  may  be  required  by  any
                          Purchaser in  its  reasonable   discretion  and  which
                          are customary in transactions of this nature.

OTHER AGREEMENTS:   Bidder and Cerberus agree that the Company will be  operated in accordance with a business plan to be agreed.


9345555.12                               B-4